File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Fiscal Year Ending December 2003

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If ‘Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:      April 28, 2004

By:

Troy Bullock

CFO

Norsat

Norsat International Inc.

ANNUAL REPORT 2003

Norsat International Head Office in Burnaby, British Columbia

About Norsat

Canadian-based Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission. With several million products sold to customers in 87 countries around the world, Norsat has built a strong reputation in the field of satellite technology. For more than 25 years, Norsat has provided its customers with innovative products and solutions. In addition to its full range of microwave products, Norsat has applied its unique combination of experience and expertise in radio frequency (RF), video transmission and satellite data networking technologies to create the Norsat OmniLink™ family of portable satellite terminal products. The Norsat OmniLink™ products provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.

Publicly listed on the Toronto Stock Exchange (NII) and on the OTC Bulletin Board (NSATF), Norsat's staff and management will continue to deliver ground-breaking new solutions to meet our customers' needs.

Annual General Meeting

Norsat's Annual General Meeting will be held:
May 19, 2004, at 2:00 pm Pacific Standard Time
Sutton Place Hotel
845 Burrard Street
Vancouver, British Columbia
Canada

For more information, contact Norsat at:
investor@norsat.com
Phone: (604) 292-9000

Contents

01 Change In Motion Highlights of 2003
02 Chairman of the Board's Message
04 Letter to Shareholders
06 Financial Achievements
08 Management Discussion & Analysis
15 Statement of Management's Responsibility for Financial Reporting
16 Auditor's Report
17 Consolidated Balance Sheets
18 Consolidated Statements of Operations
19 Consolidated Statements of Deficit
20 Consolidated Statements of Cash Flows
21 Notes to Consolidated Financial Statements
32 Five-Year Summary
33 Corporate Information

Norsat International Inc.

Change In Motion Highlights of 2003

Norsat Newslink™ used by embedded journalists during the Iraq War

New Leadership

- Mr. Kenneth Crump appointed Chairman of the Board
- Mr. Cameron Hunter appointed President and CEO

Performance-Oriented Strategies

- Completed extensive restructuring, combined with a new "results-driven" culture and philosophy
- Instilled all-company focus on performance, profitability and accountability
- Acquired proven international sales and marketing expertise
- Strengthened corporate governance
- Implemented "best practices" for Board policies and procedures
- Commenced aggressive pursuit of new, global revenue streams

Viable New Products

- Successfully launched the new Norsat OmniLink™ line of portable terminals into the broadcast, government, defense and telemedicine industries
- Immediate sales exceeded $1 million in the fourth quarter of 2003

Stronger Fiscal Accountability

- Reduced operating costs in the fourth quarter by more than one half of costs in the first quarter of 2003
- Introduced a new compensation plan focused on performance and profitability
- Completed a $2.9 million private placement in April and a further $1.5 million private placement in October, including 12% participation by the CEO and CFO
- Strategic focus on the Microwave Products business unit resulted in a rejuvenated business with steadily increasing margins from 16% in the first quarter to 32% in the fourth quarter
- Dramatic reduction in microwave inventory generated over $4 million in cash

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
01

Norsat Newslink™ setup near the Arctic Circle

Chairman of the Board's Message

On behalf of the Board of Directors, I am very pleased to file this report to the shareholders of Norsat International Inc. On an on-going basis, your board advises and supports the management team on strategic and business planning, financial reporting, human resources and governance issues. Recently, we further strengthened the board with the appointment of Mr. Brian Nixon. Brian brings a wealth of experience in the field of satellite service operations and adds a strong customer focus to Norsat's board.

I am honored to work with very engaged and experienced board members who are committed to providing the appropriate leadership and mentoring to Mr. Cameron Hunter and his management team as they take the necessary steps to reposition the Company for a return to profitability.

Fiscal Year 2003

The Board is extremely pleased with Cameron's appointment as President and Chief Executive Officer. Cameron joined Norsat at the beginning of the year to lead our Microwave business unit. His strategic guidance was crucial in strengthening this important part of our business. Cameron's leadership, management style and experience in international sales were deemed critical to the successful development and launch of the Norsat Omnilink™ portable satellite terminals.

The Board is confident that he and his management team are taking the right steps to grow new revenues, reduce operating costs and strengthen the balance sheet as is evidenced by the significant improvement in financial performance following his appointment.

Corporate Governance

The Board of Norsat International Inc. is committed to the principles and practices of good corporate governance. The continued strengthening of our corporate governance is one of the cornerstones in my role as Chairman of the Board.

After a review of our practices in 2002, the Board undertook a number of steps to formalize certain practices and policies including:

- Ensuring the separation of the roles of Chairman and President & CEO.
- Ensuring that the majority of Board members are independent.
- Ensuring that all committee members are non-management.
- Issuing enhanced Charters for the Audit and Compensation Committees.
- Clearly defining management's level of authority.

Norsat® International Inc.

02

In 2003, we undertook a complete review of compensation policies for all management and employees of the Company. In January 2004 the Company introduced a new "results oriented" compensation plan that creates a significant variable component to compensation that is linked to the Company's strategic results.

The Board continues to monitor developments on corporate governance both in Canada and the United States and will adopt new measures, as appropriate, to assure our shareholders that the Board is acting in their best interests. A complete report on our corporate governance practices can be found in the Company's Information Circular and on the corporate web page at www.norsat.com.

A Note of Thanks

I would like to extend a note of thanks to my fellow directors for their hard work and leadership in the past year. I would also like to thank the management team and employees for the tremendous efforts they put forth and the positive impact they are having on changing the Company.

Kenneth Crump
Chairman of the Board

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
03

Norsat Newslink™ on rooftop in front of Kuwait Tower, Kuwait City

Letter to Shareholders

Fiscal 2003 was a time of intense change at Norsat. New management. New products. New strategies. Renewed focus. It was both an exciting time and a difficult one as we initiated numerous restructuring and process changes to improve our operating procedures and the overall business. The ultimate goal of these initiatives is to ensure that Norsat returns to profitability in 2004 and builds a platform for continued success in subsequent years.

As the President and CEO, my primary goal is to achieve strong growth and profitability by instilling a corporate culture that is goal-oriented, results-driven and motivated to succeed. Since joining the Company in 2003, I along with the rest of the management team have been addressing certain fundamental issues for improvement in order to achieve the financial performance that we all demand. We recognize that, despite external economic and world issues, Norsat's past performance has been unacceptable and we are committed to improvements that will justify the trust that you, our shareholders, have placed in us.

Fiscal 2003 Highlights

Fiscal 2003 was a year of investing in our future. We have undertaken dramatic steps to ensure that Norsat reverses its trend of under performance and to build a stronger, more solid business model. While the losses generated in the past year were disappointing, they stemmed largely from investments necessary to our future growth.

The organization has been restructured to align our cost base with the cash-flow generated from our revenue stream. Operating expenses have been substantially reduced, with Q4 costs half what they were at the beginning of the year. Engineering and Production are focused not only on superior technology but also on commercial viability. We are aggressively building a vigorous sales and marketing organization to drive revenues worldwide.

Throughout the first nine months of the year, the Company invested heavily in the development and commercialization of the Norsat OmniLink™ line of portable satellite terminal products. This investment included a major focus on product ruggedness, reliability and global regulatory compliance to uphold Norsat's standard for quality. Throughout, attention was focused on ensuring the product could be broadly marketed and sold on a global basis.

Norsat International Inc.

04

To help achieve maximum sales, we concentrated on building a strong channel network to provide high levels of customer interaction. Demonstrating both a global and a local presence, a solid channel network is critical to Norsat's growth, particularly in markets where political, cultural, or economic barriers may exist. Creating a single point of presence for Norsat OmniLink™ products in each market segment, the channel strategy streamlines the cost of sales and support, while providing the end-customer with a direct local point of contact. Importantly, the channel network also minimizes the risk to both the end-customer and to our shareholders as Norsat expands its reach around the globe.

Norsat Microwave Products

A strategic focus on Norsat's microwave component business resulted in improved results within this highly competitive, commoditized segment. Efforts in this area translated into steadily increasing margins throughout the year from 16% in Q1 to a very respectable 32% in Q4. Additionally, over $4 million in cash was generated through a dramatic 73% reduction in our inventory level. The microwave component business proved to be a critical contributor to Norsat's revenue and profit stream for the year, and is expected to continue to contribute positively to the company's overall finances.

The commercial release of the Norsat OmniLink™ product line in the fourth quarter of 2003 provided encouraging results. The initial market response has been very strong, particularly in several key vertical industries broadcast, defense, and telemedicine sectors. Total sales exceeded $1 million dollars in Q4 alone.

Improved Profitability for 2004

Our key objectives for 2004 will be returning the Company to profitability, building a leadership position in the portable terminal market space and regaining a solid foothold in the microwave component market. While these are significant challenges, we believe that the foundation we laid in place in 2003 will enable us to reach this goal. The Company is now well positioned to drive new portable terminal and microwave sales, the #1 focus of every person in the company.

Our key objectives for 2004 will be returning the company to profitability, building a leadership position in the portable terminal market space and regaining a solid foothold in the microwave component market.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
05

Norsat Newslink™ setup at at the Alaska Pipeline near the Yukon River

To support our results-oriented approach, Norsat has implemented a new compensation plan geared to encouraging and rewarding individual and team successes and to building a dynamic and involved organization. A cohesive team environment is critical to our future as we strive for improved efficiency while maintaining high quality and strong accountability to our customers and shareholders.

The Norsat team has made considerable progress through some fundamental cultural and operational shifts, and we continue to improve on critical areas of our business operations. We are particularly pleased with our recent achievements given the external challenges faced during the year, including a significant devaluation of the US currency, continued price pressure in the microwave component industry, and the ongoing capital spending constraints in the communications industry. Despite these obstacles, Norsat has persevered and emerged from the year invigorated with renewed direction and armed with the innovative Norsat OmniLink™ product line.

On behalf of the executive management team and employees of Norsat, I would like to thank you, our shareholders, for your confidence and support. I would also like to thank

Financial Achievements

SALES
$000's (unaudited)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,366
2,513
3,701
3,400
Mar 31
Jun 30
Sep 30
Dec 31
Quarter Ended 2003

GROSS MARGIN
$000's (unaudited)
1,400
1,200
1,000
800
600
400
200
0
755
500
1,246
1,186
Mar 31
Jun 30
Sep 30
Dec 31
Quarter Ended 2003

Norsat International Inc.

06

our customers for their continued loyalty, and our valued employees for their discipline, drive and creativity. Together, we will build upon Norsat's strong foundation of products, technology, and operations to achieve our goals.

We look to the future with optimism and confidence. I strongly believe in Norsat's potential to be a market leader and am committed to taking the necessary steps to capitalize on the market opportunities ahead. With a focus on accountability, performance and results, we will secure this aggressive, but achievable, goal.

Cameron Hunter
President and Chief Executive Officer

OPERATING COSTS

$000's
(unaudited)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,968
2,723
1,937
1,430
Mar 31
Jun 30
Sep 30
Dec 31
Quarter Ended 2003

LOSS FROM CONTINUING OPERATIONS BEFORE AMORTIZATION, WRITE DOWN, RESTRUCTURING, OTHER EXPENSES AND INCOME TAXES

$000's
(unaudited)
0
(500)
(1,000)
(1,500)
(2,000)
(2,500)
(1,683)
(2086)
(691)
(243)
Mar 31
Jun 30
Sep 30
Dec 31
Quarter Ended 2003

Together, we will build upon Norsat's strong foundation of products, technology, and operations to achieve our goals.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
07

Management Discussion and Analysis

The following information should be read in conjunction with the Company's 2003 consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 23 to the Company's audited consolidated financial statements. All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company's annual information form for the year ended December 31, 2003, may be found on the Company's corporate web page at www.norsat.com and at www.sedar.com.

Introduction

For more than 25 years, Norsat has developed a reputation for technical excellence and innovative design. It has successfully positioned itself as a leader in providing high quality microwave products to the satellite industry, with customers in over 87 countries around the world. More recently, the Company has expanded its expertise to include the development and production of complete satellite terminals, baseband software management systems and integration services, which allowed the Company the ability to deliver higher value-added satellite systems. During 2002, Norsat began to focus its marketing and development efforts on producing high-speed portable satellite terminals geared to meet customers' needs in several promising new markets.

Today, the Company generates revenue from its two business units, Microwave Products and Satellite Systems. The Microwave segment continues to supply satellite signal receivers, transmitters and other ground station products into the worldwide commercial market. Over the past several years, the Microwave business has been maturing. World markets for microwave products continue to be subject to increased competition and price erosion. Looking forward, the Company is committed to maintaining its strong position in this market, while continuing to generate strong cash flow. The Company's challenges are continuing to focus on product cost reduction strategies to maintain our competitiveness, and efficiently managing our working capital. We also see significant opportunities in new Microwave markets such as providing new transmitter offerings to satisfy the continued emergence of two-way networks around the world.

The Satellite Systems segment made a significant investment in the development of Norsat's portable satellite terminals the Norsat OmniLink™ family of products. The Company partnered with several major broadcasters during the war in Iraq that allowed the Company to receive excellent feedback prior to the final completion of the Norsat NewsLink™ 3200 and Norsat SecureLink™ 3210 in the second half of the year.

As a result of the substantial investment in portable terminals during the past year, 2003 was a year of investing in the future. As we look forward into 2004, our cost structure is one half of where it was at the beginning of 2003 and the Company has now added a new emerging portable terminal revenue stream. The following provides an analysis of our 2003 financial results.

Selected Financial Information

Annual Financial Data

(Expressed in thousands of dollars, except per share amounts)

	2003	2002	2001
Sales	$12,980	$14,675	$20,599
Loss from continuing operations	$8,169	$6,182	$22,598
Net Loss	$8,245	$6,270	$22,572
Loss per share from continuing operations	$0.23	$0.18	$0.71
Net loss per share, basic and diluted	$0.23	$0.19	$0.71
Total Assets	$9,515	$17,026	$20,025
Long-term debt	$1,271	$1,251	-

Quarterly Financial Data (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	Three Months Ended			
	Mar 31	Jun 30	Sep 30	Dec 31
2003				
Sales	$3,367	$2,512	$3,701	$3,400
Loss from continuing operations	$2,706	$2,685	$2,130	$ 648
Net Loss	$2,706	$2,685	$2,130	$ 724
Loss per share from continuing operations	$ 0.08	$ 0.07	$ 0.06	$ 0.02
Net loss per share, basic and diluted	$ 0.08	$ 0.07	$ 0.06	$ 0.02
Weighted average common shares outstanding	34,177	36,023	36,177	37,983
2002				
Sales	$3,006	$3,126	$5,111	$3,432
Loss from continuing operations	$2,086	$1,334	$1,268	$1,493
Net Loss	$2,086	$1,334	$1,268	$1,582
Loss per share from continuing operations	$ 0.06	$ 0.04	$ 0.04	$ 0.04
Net loss per share, basic and diluted	$ 0.06	$ 0.04	$ 0.04	$ 0.05
Weighted average common shares outstanding	33,081	33,169	33,415	34,069

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT

08

Management Discussion and Analysis

Results of Operations

Revenues ($000's)	Three Months Ended (unaudited) Mar 31	Jun 30	Sep 30	Dec 31	Year Ended (audited) 2003	2002
Microwave	$2,789	$2,159	$2,238	$2,356	$ 9,542	$10,794
Satellite Systems:						
Portable Terminals	-	300	198	1,044	1,542	-
Other Systems	577	54	1,265	-	1,896	3,881
	$ 577	$ 354	$1,463	$1,044	$ 3,438	$ 3,881
	$3,366	$2,513	$3,701	$3,400	$12,980	$14,675

Revenues for 2003 were $12.9 million, down 12% from the $14.7 million earned in 2002. Microwave sales experienced significant pricing pressures during the first half of the year resulting from increased price competition, a declining US dollar and a focused effort to reduce inventory levels. Although the Company did experience pricing pressures, it was able to maintain stable revenue levels through the year by increasing market share and consequently increasing volume. In addition, the Company was able to drastically reduce its higher cost inventory, and subsequently reduce the cost of its products by as much as 70%. Looking into fiscal 2004, the Company is well positioned with very competitively priced products, and plans to introduce several new lines of transmitters focused on the emerging two-way satellite networks.

The Satellite Systems segment continued to generate revenue from smaller custom system sales throughout the first three quarters of fiscal 2003. During the fourth quarter, the Company launched the commercial release of its portable terminals and immediately realized revenues in excess of $1 million. The 2002 comparative Satellite Systems revenues included a $1.5 million Open Networks system sale and a $2.3 million dollar custom project. Looking into fiscal 2004, the Company has successfully launched its line of portable satellite terminals. The Company is now selling two types of satellite terminals, a "video" version named the Norsat NewsLink™ and a "data" version named the Norsat SecureLink™. With channel partners now in place in major markets around the world, the Company is well positioned to globally offer portable satellite terminals into the broadcast, military, homeland security, disaster relief, medical, and resource markets. The portable terminals provide a competitive advantage where communications infrastructure does not exist.

Gross Margin	Three Months Ended (unaudited) Mar 31	Jun 30	Sep 30	Dec 31	Year Ended (audited) 2003	2002
Microwave	16%	24%	28%	32%	25%	38%
Satellite Systems	52%	-2%	42%	42%	39%	51%
	22%	20%	34%	35%	28%	41%

Gross margins in 2003 were 28% compared to 41% in the prior year. Microwave margins suffered early in the year as a result of market pricing pressures, focused efforts to reduce inventory levels and the impact of a falling US dollar. The Company was able to counter these negative events through significant reductions in the cost of product. These efforts are now being realized with Microwave margins steadily increasing from 16% in Q1 to 24% in Q2, 28% in Q3 and finally 32% in Q4. For Fiscal 2004, the Company is expecting margins to continue to improve as the Company's sales of the lower-cost product continue.

Satellite Systems margins fluctuated during the first half of the year, as the Company was partnering with broadcasters during the war in Iraq to obtain direct customer feedback. The launch of the portable terminals in the fourth quarter resulted in stronger margins, however, they were offset by a number of lower margin demonstration equipment sales to resellers. Looking into 2004, with the successful launch of the portable terminals, the Company expects the margins to continue to improve.

Operating Cost ($000's)	Three Months Ended (unaudited) Mar 31	Jun 30	Sep 30	Dec 31	Year Ended (audited) 2003	2002
S G & A	$1,719	$1,677	$1,286	$1,063	$5,745	$ 5,830
Product Development	1,249	1,049	651	367	3,313	5,103
	$2,968	$2,723	$1,937	$1,430	$9,058	$10,933

Selling, general and administrative (SG&A) expenses remained relatively unchanged decreasing by 1% to $5.7 million from $5.8 million in 2002. However, on a quarterly basis expenses were substantially less in the third and fourth quarters, primarily due to a continued reduction in administrative costs and tight cost control. Selling and marketing efforts were focused on developing strong partnerships with resellers in key markets around the world to help leverage further sales.

Product development activities decreased 35% to $3.3 million from $5.1 million in 2002. The reduction was a result of the Company having completed the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 during the end of the third quarter.

In addition, as a result of the agreement with Novra Technologies Inc. to assume development and support costs associated with DVB Open Networks technology, the Company was able to close its Winnipeg research and development center. This agreement allowed the Company to further reduce its operating costs, while maintaining the ability to pursue opportunistic revenues in the future. Fourth quarter and on-going development activities are focused on projects generating near-term revenue from the line of portable terminals.

During the fourth quarter of fiscal 2003, the Company reduced its quarterly operating costs by more than one-half of what it was spending in the early part of the year.

The funding segment of the agreement between the Company and Technology Partnerships Canada ("TPC") has been completed and, as a result, contributions for 2003 were $667,000 compared to $2.8 million for 2002.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
09

Management Discussion and Analysis

	Three Months Ended (unaudited)				Year Ended (audited)	
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Loss from continuing operations before amortization, write-down, restructuring, other expenses and income taxes	$1,683	$2,086	$691	$243	$4,703	$2,02

As shown on the consolidated statement of operations, the net effect of the above factors was a loss from continuing operations before amortization, and write-down, restructuring, other expenses and income taxes of $4.7 million compared to $2.0 million in 2002.

During the year, the Company incurred additional restructuring charges of $1.2 million, a 26% reduction from the $1.7 million recorded in 2002. Amortization declined 38% to $1.1 million compared to $1.8 million in the previous year, which reflected the Company's efforts to minimize capital expenditures and the closure of the Winnipeg office.

Other expenses for 2003 were $1.1 million, up from the $730,000 in the previous year. This change was primarily due to foreign currency losses and losses on disposal of equipment during the year, resulting from the closure of the Winnipeg office.

The net loss for 2003 was $8.2 million, or $0.23 per share, compared to $6.3 million, or $0.19 per share in fiscal 2002.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company's critical accounting estimates with the Audit Committee of the Company's Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

- The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable balance. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made. At December 31, 2003 the Company has recorded an allowance for doubtful accounts in the amount of $64,000 as a reduction to accounts receivable.

- The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company's projections, an additional inventory write-down may be required. At December 31, 2003 the Company has recorded an estimate for obsolescence in the amount of $820,000 as a reduction to inventory.

- The Company assesses the impairment of goodwill on an annual basis and identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review, include significant underperformance relative to plan, a change in the Company's business strategy, or significant negative industry or economic trends. When the Company believes that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, the Company determines what impairment, if any, exists based on projected net undiscounted and discounted cash flows expected to be generated from these assets. Effective January 1, 2002, the Company adopted CICA section 3062 "Goodwill and Other Intangible Assets". Under this section, goodwill is no longer amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Additionally, the Company designated December 31 as the date for annual impairment reviews. At December 31, 2003, no impairment write-down of goodwill was required.

- The consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and settlement of liabilities in the normal course of operations. If the Company were not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this report, at December 31, 2003 there were certain conditions that exist which raise doubt about the validity of this assumption. Management is pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
10

Management Discussion and Analysis

timely or cost effective basis. Failure to raise additional funds may result in the Company further restructuring its operations.

- The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is allocated under these arrangements by the residual value method whereby the fair value of undelivered elements is determined by reference to objective evidence from comparable arrangements with the balance of the fees assigned to the delivered elements. Revenue is recognized for each element when there are no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. To date, the Company has obtained objective evidence of fair value of the undelivered elements in sales arrangements to support the use of the residual method of allocating revenue. If in the future fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

Liquidity and Capital Resources

The Company's cash and short-term investments balance at December 31, 2003 was $2.8 million, compared to $3.0 million at December 31, 2002.

The Company had total working capital of $4.5 million at December 31, 2003, compared to $6.9 million at December 31, 2002. Significant factors affecting the Company's cash position included $4.4 million received from the private placements and exercise of warrants during the year, which was offset by a cash loss from operations of $4.1 million. Cash from working capital of $2.2 million was generated primarily through a reduction in inventory and collection of accounts receivable, but offset by a significant decrease in accounts payable and accrued liabilities.

The Company has been able to decrease its inventory from $5.5 million at the beginning of the year to $2.7 million at December 31, 2003, a reduction of more than 50%. Furthermore, included in the December 31, 2003 balance is an investment of more than $1.2 million in the new portable terminal inventory.

Subsequent to December 31, 2003, the Company was able to reach a settlement on an outstanding liability, which resulted in a recovery from discontinued operations of $750,000 which will be reflected in the first quarter of fiscal 2004.

The Company's cash requirements through the end of 2004 are primarily to fund operations, product development, capital expenditures, workforce reduction restructuring activities and debt service costs. The Company currently has no significant capital asset expenditure commitments that are required to be made in 2004.

The cash required to support these requirements will come from operations, the balance of cash on hand, working capital and, if necessary, additional external financing. However, it is not assured that additional financing will be available on a timely basis or on terms that are acceptable to the Company. Failure to raise additional funds may result in the Company further restructuring its operations.

As at December 31, 2003, there are 39,000,831 common shares of the Company issued and outstanding. In addition, there are 5,521,001 share purchase warrants and 3,185,800 stock options outstanding that entitle the holder to purchase one common share of the company at various prices per share. 1,543,017 of the stock options are exercisable at this time. Also, the Company's long-term debt is convertible at the option of the holder into 1,176,471 commonshares ofthe Company.

Tabular Disclosure of Contractual Obligations

As of December 31, 2003, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000's)	2004	2005	2006	2007	2008 & Thereafter
Operating Lease	$ 941	$ 893	$ 908	$ 8	-
Inventory Purchases	$ 3,627	-	-	-	-
Long Term-Debt	-	-	-	$ 2,593	-

Off-Balance Sheet Arrangements

The Company has no significant off-balance sheet arrangements that have not been reported in the audited financial statements for the year ended December 31, 2003.

Related Party Transactions

As described in note 17 to the financial statements, on October 31, 2003 the Company entered into private placement agreements totaling 2,792,000 units at $0.55 per unit. Each unit consisting of one common share and one common share purchase warrant. The warrant has an exercise price of $0.55 per share and a life of one year. The financing included participation by certain senior management and directors of the Company for 332,000 units.

Recent Accounting Pronouncements

- In 2003, CICA section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require the fair value method to be applied to all employee stock-based compensation awards for fiscal years beginning on or after January 1, 2004. During the fourth quarter of 2003, as encouraged by the CICA, the Company elected to early adopt the fair value method to their employee awards, granted on

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
11

Management Discussion and Analysis

or after January 1, 2003. Prior stock option grants were and continue to be accounted for by the settlement method under which generally no compensation expense is assigned on the grant. During 2003, the Company granted stock options to employees having a weighted average fair value of $0.24 per option. The fair value was determined using the Black-Scholes option pricing model assuming an average option life of three years, no dividends, expected annual volatility of 89%, and risk-free interest rates of 3%. The total compensation cost of 2003 employee awards under the fair value method amounted to $282,426, of which $11,367 was expensed in 2003 and is included in selling, general and administrative expense. However if the Company had chosen the alternative adoption method and retroactively applied the standard, the fair value method of accounting would have been applied to all awards granted since January 1, 2002 and stock based compensation in 2003 would have increased by $531,000.

- In December 2002, the Canadian Institute of Chartered Accountants ("CICA") issued section 3063, "Impairment of Long-Lived Assets". The section provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of impairment and is effective for the Company's fiscal year beginning January 1, 2004. The Company does not believe the adoption of this section will have a material affect on the Company's financial results.

- In December 2003, the Emerging Issues Committee issued EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables". In 1999, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"). In 2003 the SEC updated SAB 101 and issued SAB 103, which generally deals with similar revenue recognition issues. SAB 103 provides the staff's views in applying US generally accepted accounting principles to selected revenue recognition issues. Various securities regulators in Canada had previously indicated, it was their view, that these SAB's were consistent with CICA 3400, and that they would look to these SAB's when determining whether Canadian reporting issuers have complied with Canadian GAAP. EIC-141 provides general interpretive guidance on the application of CICA 3400 by summarizing the principles set forth in SAB 103 that, in the Committee's view, are generally appropriate as interpretive guidance on the application of CICA 3400. EIC-142 addresses how to determine whether an arrangement, for instance a sales arrangement, involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be measured and allocated. As the Company had already been accounting for its revenue contracts in accordance with the principles of these abstracts, the Company does not believe that they will have a material affect on the Company's financial results.

Risk factors

Investors should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

Risks Associated With Our Financial Results

Our inability to generate sufficient cash flows may result in us not being a going concern. Our consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations for the year ended December 31, 2003 and in prior years. The Auditors' report on our consolidated financial statements includes additional comments about the existence of conditions and events that cast substantial doubt on our ability to continue as an on-going concern. Our consolidated financial statements include no adjustments that might result from the outcome of this uncertainty.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees and reducing operating costs. Management is also pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

Our inability to accurately forecast our results from quarter to quarter may affect our cash resources and result in wide fluctuations in the market price of our stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of our control, our quarterly revenues and operating results are difficult to forecast. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. We also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT

12

Management Discussion and Analysis

Risks Associated With Our Business And Operations

We cannot be sure we will be able to identify emerging technology and market trends, enhance our existing technologies or develop new technologies in order to effectively compete in the satellite communications industry. The satellite communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, we must be able to identify emerging trends and enhance our existing technologies and develop new technologies and products to meet market requirements. To drive sales, our satellite products must meet the needs of our customers and potential customers and must be competitively priced. Additionally, there must be sufficient interest in and demand for our products. If we do not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies before us, we will not achieve profitability in the satellite communications industry and we may not be able to participate in selling these new technologies or products.

We cannot be sure that we will be able to compete effectively with our current competitors. The satellite communications industry is intensely competitive. Our competitors have technologies, products and resources that may be more advantageous and they compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we have. Our ability to compete effectively will depend on our ability to increase sales and attract new customers in a timely and cost effective manner and market and sell these products at competitive prices. We are dependent on others for the manufacture of,or supply of components for the manufacture of, products we sell. We have outsourced substantially all of the manufacturing of the microwave products we sell and, with the progression of the portable terminals from development to production, we rely on our suppliers to provide components for the production of terminal products. If either the manufacturers or suppliers cannot deliver products to us on time, and at competitive pricing, ourrevenues and profits will be adverselyaffected.

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon proprietary technology. Due to the rapid technological change in our markets and since our technology is, in part, proprietary, we rely primarily on trade secrets and we do not have adequate patent applications to protect our technology. We also enter into confidentiality, and non-compete agreements with our employees and limit the access to and distribution of our product design documentation and other proprietary information. We cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party from obtaining or using information, which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents held by others, we cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

If we experience rapid growth and do not manage it effectively we may not return to profitability. If our technologies and products achieve wide acceptance we may experience rapid growth. We may have to hire more employees, including additional management, improve our financial control systems, and expand and manage our technical, sales and support service operations. We would need increased revenues and additional funding to operate these increased activities. If we do not manage our growth effectively we may not return to profitability.

We depend on our key employees and we cannot be sure that we will be able to keep these employees or hire and train replacements. Our success depends on the skills, experience and performance of our senior management and other key personnel. While we offer competitive compensation packages and stock options to attract talent, we do not carry key personnel insurance on these employees. Highly skilled technical employees and management in the satellite communications industry are in demand and the market for such persons is highly competitive. We cannot be sure that we will be able to retain these employees or hire replacements. If we do not successfully retain our key personnel or hire and train replacements we will be unable to develop the new products and technologies necessary to compete in our markets or to effectively manage our business. In addition, because of the restructuring that we have implemented, we have had to terminate the employment of a number of our employees. Accordingly, we may not be able to attract new employees or we may have terminated employees that may have been required to build our Company.

We may be subject to product liability claims, which are not fully covered by insurance. The manufacturing, sale and marketing of our satellite products expose us to the risk of product liability claims. Given the complex nature of our products, they may contain undetected errors or performance problems, particularly when new products are introduced. Although our products undergo extensive testing prior to introduction to the market, it is typical in the satellite communications industry for such products to contain errors and performance problems, which are discovered after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors, which could substantially reduce the performance of our products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain product liability insurance. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact our business liability insurance coverage and our available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
13

Management Discussion and Analysis

legal defence costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

Since we sell our products around the world, we face financial risks associated with currency fluctuations and other risks relating to our international operations, which may adversely impact our business and results of operations. To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources in order to expand our international sales and marketing activities, including the hiring of an international sales force and agents. If we do not maintain or increase international market demand for our products, our business will be negatively impacted. We are increasingly subject to a number of risks associated with international business activities, which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

- Increased expenses associated with marketing services in foreign countries;
- General economic conditions in international markets;
- Unexpected changes in regulatory requirements resulting in unanticipated costs and delays;
- Tariffs, export controls and other trade barriers;
- Longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and
- Potentially adverse tax consequences, including restrictions on the repatriation of earnings.

While we expect our international revenues and expenses to be denominated primarily in US dollars, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. Accordingly, as our reporting currency is the Canadian dollar, we could experience the risks of fluctuating currencies and could choose to engage in currency hedging activities, which may be unsuccessful and expensive.

Risks That May Affect The Value Of Norsat Shares

The exercise of our existing outstanding options, warrants, warrants to be issued, conversion of long-term debt and the number of shares available for future issuance may substantially dilute the value of our common shares. The Company has 75,000,000 shares of Common shares authorized, of which 39,000,831 were outstanding at December 31, 2003 and an additional 9,883,272 shares have been reserved for issuance upon the exercise of outstanding options or warrants or shares to be issued or conversion of long-term debt as of such date. Although our Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the "TSX"), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.

Risks Associated with Foreign Exchange

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. The Company has arranged its long-term debt in U.S. dollars to partially hedge against a stronger Canadian dollar. The Company does not engage in any formal hedging transaction.

During 2003, the Canadian dollar strengthened by more than 11% year over year against the U.S. dollar. The impact of this foreign exchange rate fluctuation on the Company's financial results are reflected in the Consolidated Statements of Operations and Balance Sheets.

Foreign Exchange Effect on Operations. The Company's "Sales" and "Cost of Sales" are predominately denominated in U.S. dollars and the Company's "Operating Expenses" are predominately denominated in Canadian dollars. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with the impact being reflected immediately in Net Income. Based on 2003 revenues, a one-cent change in the Canadian dollar will affect Revenue by approximately $115,000 and net income by approximately $33,000.

Foreign Exchange Effect on Balance Sheet. U.S. dollar denominated balance sheet account are translated into Canadian dollars at the year-end exchange rate for monetary items such as accounts receivable, accounts payable, long-term debt and cash, and at historical exchange rates for non-monetary items. Unrealized gains and losses arising from the translation of the monetary items are included in income immediately as foreign exchange gains/(losses) in the consolidated statement of operations.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
14

Statement of Management's Responsibility for Financial Reporting

The management of Norsat International Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is composed of three non-management directors who are appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company's independent auditors, KPMG LLP, have audited the consolidated financial statements and their report follows.

Troy Bullock
Chief Financial Officer

Cameron Hunter
President and Chief Executive Officer

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
15

Auditors' Report

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that in our opinion these principles have been applied, except for the change in accounting for stock-based compensation as explained in note 2(b), on a consistent basis.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 13, 2004

Comments by Auditor for US Readers on Canada - US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated February 13, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 13, 2004

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
16

Consolidated Balance Sheets

(Expressed in Canadian dollars) December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents (note 3)	$ 2,581,141	$ 2,907,811
Short-term investments	250,000	71,965
Accounts receivable (note 4)	1,836,726	4,314,419
Inventory (note 5)	2,656,649	5,488,813
Prepaid expenses and other	176,269	419,927
Receivables from discontinued operations (note 13)	41,581	504,364
	7,542,366	13,707,299
Property and equipment (note 6)	1,482,744	2,696,490
Goodwill (note 7)	440,095	440,095
Other assets (note 8)	49,431	182,017
	$ 9,514,636	$ 17,025,901
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$381,646	$ 1,989,818
Accrued liabilities	1,753,400	3,211,479
Liabilities from discontinued operations (note 13)	933,403	1,268,805
Deferred revenue	-	333,842
	3,068,449	6,803,944
Long-term debt (note 9)	1,271,198	1,251,442
Shareholders' equity:		
Share capital (note 10)	39,153,498	34,715,367
Contributed surplus (note 10)	1,200,109	1,188,742
Equity component of long-term debt (note 9)	1,909,127	1,909,127
Deficit	(37,087,745)	(28,842,721)
	5,174,989	8,970,515
	$ 9,514,636	$ 17,025,901

Continuing operations (note 1)
Commitments (note 15)
Subsequent events (note 21)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Kenneth Crump
Director

Cameron Hunter
Director

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
17

Consolidated Statements of Operations

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Sales			
	$ 12,980,269	$ 14,674,806	$ 20,598,950
Cost of sales	9,292,628	8,592,626	14,238,718
	3,687,641	6,082,180	6,360,232
Expenses:			
Selling, general and administrative	5,744,876	5,830,112	6,080,904
Product development	3,313,171	5,102,929	7,137,710
Technology Partnerships Canada funding (note 8(a))	(667,467)	(2,829,821)	(4,217,012)
	8,390,580	8,103,220	9,001,602
Loss from continuing operations before amortization and write-down, restructuring, other expenses and income taxes	(4,702,939)	(2,021,040)	(2,641,370)
Expenses:			
Write-down of goodwill and intangibles (note 7(b))	-	-	12,224,240
Amortization (note 7(b))	1,101,998	1,766,507	6,099,084
Restructuring charge (note 11)	1,232,680	1,658,858	1,274,004
	2,334,678	3,425,365	19,597,328
Loss from continuing operations before other expenses and income taxes	(7,037,617)	(5,446,405)	(22,238,698)
Other expenses (note 19)	1,077,871	729,672	324,086
Loss from continuing operations before income taxes	(8,115,488)	(6,176,077)	(22,562,784)
Income taxes (note 12)	53,241	5,500	35,000
Loss from continuing operations	(8,168,729)	(6,181,577)	(22,597,784)
Recovery (loss) from discontinued operations (note 13)	(76,295)	(88,684)	25,324
Net loss	$ (8,245,024)	$ (6,270,261)	$ (22,572,460)
Net loss per share (note 2(i)):			
Net loss per share from continuing operations: Basic and diluted	$ (0.23)	$ (0.18)	$ (0.71)
Net loss per share: Basic and diluted	$ (0.23)	$ (0.19)	$ (0.71)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
18

Consolidated Statements of Deficit

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Deficit, beginning of year	$ (28,842,721)	$ (22,572,460)	$ (45,290,073)
Reduction in deficit upon recapitalization (note 10(d))	-	-	45,290,073
Net loss	(8,245,024)	(6,270,261)	(22,572,460)
Deficit, end of year	$ (37,087,745)	$ (28,842,721)	$ (22,572,460)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
19

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars) Years endedDecember 31, 2003, 2002 and 2001

	2003	2002	2001
Cash provided by (used in):			
Operations:			
Loss from continuing operations	$ (8,168,729)	$ (6,181,577)	$ (22,597,784)
Items not involving cash:			
Write-down of investment (note 8(b))	-	-	609,477
Amortization and write-down of intangibles	1,101,998	1,766,507	18,323,324
Issuance of common shares for services (note 10(c))	-	259,845	67,500
Loss on disposal of property and equipment	281,450	197,753	-
Restructuring - write-down of assets	-	131,586	-
Interest accreted on long-term debt and deferred finance cost amortization (note 9)	299,785	322,325	-
Loss on conversion of promissory note (note 9)	-	43,609	-
Foreign exchange loss	141,268	-	-
Stock-based compensation	11,367	-	-
Changes in non-cash operating working capital (note 18)	2,153,422	77,124	(3,889,916)
Cash used in continuing operations	(4,179,439)	(3,382,828)	(7,487,399)
Recovery (loss) from discontinued operations	(76,295)	(88,684)	25,324
Items not involving cash:			
Other	-	25,324	-
Changes in non-cash working capital	158,685	93,968	4,314,547
Cash provided by discontinued operations	82,390	30,608	4,339,871
	(4,097,049)	(3,352,220)	(3,147,528)
Investments:			
Net purchase of property and equipment	(98,497)	(228,479)	(641,590)
Purchase of short-term investments	(178,035)	(71,965)	-
	(276,532)	(300,444)	(641,590)
Financing:			
Proceeds on exercise of warrants	17,416	-	-
Issue of common shares and units	4,420,715	970,386	4,573,517
Issue of long-term debt	-	2,953,188	-
Issue of promissory note	-	461,604	-
Decrease in bank indebtedness	-	-	(2,903,047)
	4,438,131	4,385,178	1,670,470
Effect of change in exchange rates on cash	(391,220)	14,619	49,152
Increase (decrease) in cash and cash equivalents	(326,670)	747,133	(2,069,496)
Cash and cash equivalents, beginning of year	2,907,811	2,160,678	4,230,174
Cash and cash equivalents, end of year	$ 2,581,141	$ 2,907,811	$ 2,160,678

Supplemental cash flow disclosure (note 18)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT

20

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

1. Nature of business and continuing operations:

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable terminals for high-speed data transmission in areas without existing infrastructure or where the existing infrastructure has been distressed by a catastrophic event.

These consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations for the year ended December 31, 2003 and in prior years. Continued operations of the Company will depend upon the attainment of profitable operation, which may require the successful completion of external financing arrangements.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees, reducing operating costs and considering other financing alternatives for its operations (notes 9 and 10). However, unanticipated costs and expenses or lower than anticipated revenues could necessitate additional financing or reductions in expenditures which may include further restructuring of the Company. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

2. Significant accounting policies:

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which materially conform with those established in the United States, except as explained in note 23.

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat America Inc., Norsat International (United Kingdom) Limited, and Norsat Atlanta Inc. All material intercompany balances and transactions have been eliminated.

(b) Stock-based compensation:

Effective January 1, 2002 the Company adopted the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments", for stock-based payments to non-employees. The Company elected to apply the intrinsic value method of accounting for stock-based compensation awards granted to employees. Under the intrinsic value method, compensation expense is recognized equal to the excess of the market price of the underlying stock at the grant date over the exercise price. No compensation cost has been recognized in 2002, as the exercise price was equal to the market price on the grant date.

In 2003, CICA section 3870 was amended to require the fair value method to be applied to all employee stock-based compensation awards for fiscal years beginning on or after January 1, 2004. During the fourth quarter of 2003, the Company elected to early adopt the fair value method to their employee awards, effective January 1, 2003. Under the prospective method of adoption selected by the Company, the fair value method is applied to all employee awards granted on or after January 1, 2003. During 2003, the Company granted stock options to employees having a weighted average fair value of $0.24 per option. The fair value was determined using the Black-Scholes option pricing model assuming an average option life of three years, no dividends, expected annual volatility of 89%, and risk free interest rates of 3%. The total compensation cost of 2003 employee awards under the fair value method amounted to $282,426, of which $11,367 was expensed in 2003 and is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates,the Company's pro forma net loss for the year ended December 31, 2003 would have increased by $531,000 (2002 - $245,000) to $8,776,024 (2002 - $6,515,261) and loss per common share would have increased to $0.24 (2002 - $0.19). The weighted average fair value of options granted during 2002 was $0.90. The fair value of options was determined using the Black-Scholes option pricing model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

The Company's stock-based compensation plan is described in note 10(g).

(c) Cash and cash equivalents:

Cash equivalents include short-term deposits, which are all liquid securities with terms to maturity of three months or less when acquired.

(d) Inventory:

Parts and supplies inventory is stated at the lower of weighted average cost and replacement cost. Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value. Inventory is recorded net of any obsolescence provisions.

21

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

(e) Revenue recognition:

The Company generates revenue from: the sale of microwave products and portable terminal hardware and services.

Hardware sales are recognized when goods are shipped and the title passes, there is persuasive evidence of an arrangement, collection is probable and the fee is fixed or determinable. Provisions are established for product returns and warranty costs at the time revenue is recognized. If there is a requirement for customer acceptance of any products shipped, revenue is only recognized after customer acceptance has been received. For multiple element sales arrangements, revenue is allocated by the residual value method whereby the fair value of undelivered elements is determined by reference to objective evidence from comparable arrangements with the balance of the fees assigned to the delivered elements. Revenue is recognized for each element when there are no remaining performance obligations required based on their relative fair value at the inception of the sales arrangement. When fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered. Elements included in multiple element arrangements consist of hardware, training and installation services, monitoring and testing services and post contract support services.

For long-term contracts, revenue is recognized on a percentage-of-completion basis based upon achievement of specifically identifiable milestones as set out in the contractual arrangement.

Revenue that has been paid but does not yet qualify for recognition under the Company's policies are reflected as deferred revenue. As at December 31, 2003, the Company has nil (2002 - $333,842) deferred revenue.

(f) Property and equipment:

Property and equipment are stated at cost less applicable tax credits and government assistance. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates which approximate the useful life of the assets:

Asset	Period
Equipment and software	2 to 10 years
Furniture and fixtures	10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful life.

Property and equipment are assessed for future recoverability on an annual basis by estimating future undiscounted cash flows. When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

(g) Goodwill and other intangible assets:

Goodwill represents the excess of the purchase price paid over the fair value of the identifiable assets acquired and liabilities assumed.

Purchased in-process research and development ("purchased IPR&D") represents the estimated fair value of the acquired research and development technology in a business combination that was not technologically proven as of the acquisition date and had no alternative future use. Purchased IPR&D is amortized on a straight-line basis over five years.

Effective January 1, 2002, the Company adopted CICA section 3062 "Goodwill and Other Intangible Assets". Under this section, goodwill is no longer amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

If goodwill amortization had not been recorded in 2001, the net loss and the loss per share would have been unaffected as an additional write-down of goodwill would havebeen required.

(h) Short-term investments:

Included in short-term investments are securities with terms to maturity of in excess of three months when acquired (note 3).

(i) Net loss per share:

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.

Diluted net loss per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from continuing operations.

As the Company has a net loss in each of the periods presented, basic and diluted net loss per share are the same, as the exercise of all warrants or options would be anti-dilutive. The weighted average number of shares used in calculating basic and diluted net loss per share were 36,100,784 (2002 - 33,501,132; 2001 - 31,802,762).

(j) Use of estimates:

The preparation of consolidated financial statements requires the Company's management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, the valuation of future income tax assets, useful lives for depreciation and amortization, and provisions for warranties and contingencies. Actual amounts may ultimately differ from these estimates.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
22

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

(k) Research and development costs:

Research costs are expensed as incurred. Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process. If these criteria are not met, the development costs are expensed as incurred. During 2003, all development costs have been expensed.

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding related.

(l) Deferred finance costs:

Deferred finance costs represent the unamortized cost of obtaining debt financing. Amortization is provided on a straight-line basis over the term of the related debt and is included in interest expense for the year.

(m) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, the Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not. Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

(n) Foreign currency translation:

The reporting and functional currency of the Company is the Canadian dollar.

Foreign currency transactions entered into directly by the Company, as well as the accounts of the integrated foreign subsidiary operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates. Income statement items are translated at the rate in effect at the time of the transaction.

3. Credit facility:

The Company has a credit facility with a major Canadian financial institution to secure letters of credit in favour of customers and suppliers totaling $200,000. The security under these credit facilities consists of a first security interest on all of the Company's personal property, and a collateral security agreement of $250,000, in the form of a GIC and net of Export Development of Canada performance security guarantees.

At December 31, 2003 the Company has issued and outstanding standby letters of credit and warranty bonds, net of Export Development of Canada performance security guarantees, totaling approximately $37,000.

4. Allowance for doubtful accounts:

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

	2003	2002	2001
Balance, beginning of year	$ 263,663	$ 478,161	$ 528,723
Net credit to operations	(199,959)	(214,498)	(50,562)
Balance, end of year	$ 63,704	$ 263,663	$ 478,161

5. Inventory:

	2003	2002
Parts and supplies	$ 528,764	$ 304,610
Work-in-process	344,876	-
Finished goods	1,783,009	5,184,203
	$2,656,649	$5,488,813

6. Property and equipment:

2003	Cost	Accumulated amortization	Net book value
Equipment and software	$8,127,248	$7,230,571	$896,677
Furniture and fixtures	1,009,303	742,582	266,721
Leasehold improvements	682,041	362,695	319,346
	$9,818,592	$8,335,848	$1,482,744

2002	Cost	Accumulated amortization	Net book value
Equipment and software	$9,394,481	$7,429,011	$1,965,470
Furniture and fixtures	1,035,220	701,026	334,194
Leasehold improvements	678,075	281,249	396,826
	$11,107,776	$8,411,286	$2,696,490

7. Goodwill and other intangible assets:

(a) Goodwill outstanding at December 31, 2003 of $440,095 (2002 - $440,095) relates to the Company's microwave products operating segment and is disclosed net of accumulated amortization of $264,057 (2002 - $264,057).

23

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

(b) In December 2001, the Company determined that a write-down of goodwill and other intangibles, including in-process research and development, arising from the SpectraWorks Inc. acquisition in a prior year was required due primarily to continued delays in broadband network developments that utilize the SpectraWorks technology products and the resultant impact on estimated future cash flows. The net carrying value of assets exceeded the estimated future net undiscounted cash flows from these assets, requiring a write-down of goodwill of $10,896,486 and other intangibles of $1,327,754. The total amortization of goodwill for the year ended December 31, 2001 was $3,423,180 and amortization of property and equipment and other intangibles was $2,675,904.8.

8. Other assets:

	2003	2002
Deferred royalty payment (note 8(a))	$ -	$ 71,205
Receivable on disposition of business (note 13(b))	-	31,304
Deferred finance costs (net of amortization of $44,078)	49,431	79,508
	$ 49,431	$ 182,017

(a) The Company has entered into an agreement with Technology Partnerships Canada ("TPC") whereby TPC will provide funding of 33 1/3% of eligible spending related to the research and development of a communications Satellite Interactive Terminal ("SIT") technology development project to a maximum cumulative funding amount of $9,379,700.

In return for funding, the Company is obligated to issue TPC $1,000,000 in value of share purchase warrants by March 31, 2004. The warrants will have a life of five years and will be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model. As of December 31, 2003 these warrants have not been issued. The Company recorded the fair value of the required obligation to issue warrants as a $1,000,000 deferred royalty payment in other assets and as an addition to contributed surplus. The deferred royalty was amortized pro-rata as funding was receivable under the contract.

Beginning January 1, 2003, the Company is to accrue royalty obligations in the amount of 1.88% of revenue on legacy products up to a maximum of $4,689,850, and a royalty of 1.28% of new SIT technology products. The royalty period begins on January 1, 2003 and will end on the earliest of the following dates:

- the date before December 31, 2006, for which cumulative royalties accrued reach $15 million
- on December 31, 2006, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300
- Otherwise on December 31, 2009.

In the event and at the time that the warrants are issued as required above, the SIT royalty will be reduced from 1.28% to 1.03%. In accordance with the agreement, the Company has expensed and accrued for royalty payments in 2003 in the amount of $220,390. This amount is included in accrued liabilities.

During 2003 the Company recognized TPC funding in the amount of $667,467 (2002 - 2,829,821; 2001 - $4,315,152) representing the final funding under the Company's existing arrangement. Cumulative funding as at December 31, 2003 was $9,379,710 (2002 - $8,712,243; 2001 - $5,882,422). Of the 2001 funding, $98,140 has been credited against the cost of property and equipment to which the funding related.

(b) During 2001, the Company recognized a loss of $609,477 on write-off of an investment, as the decrease in fair value was determined to be other than temporary.

9. Promissory note and long-term debt:

(a) Promissory note:

On January 28, 2002, the Company issued an unsecured promissory note (US$300,000) for net cash proceeds of $461,604, repayable on January 29, 2003, that bears interest at 8% per annum. The interest is payable by issuing 13,333 common shares of the Company at maturity. The promissory note also included 35,334 share purchase warrants. The warrants expire after five years, and entitle the holder to purchase one common share of the Company for US$2.01. A financing fee was paid consisting of US$7,500 cash, and 4,167 common shares of the Company and 17,667 share purchase warrants with similar terms.

The proceeds of the financing allocated to the interest component and also the fair value of the detachable share purchase warrants was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge. During 2002, an agreement was reached under which the promissory note including all interest obligations, was settled by the Company issuing 324,000 common shares which had a fair value of $498,960, resulting in a loss on debt settlement of $43,609. During 2003, the existing agreements for the share purchase warrants were amended to reduce the exercise price and shorten the expiry date (note 10(h)).

(b) Long-term debt:

	2003	2002
Face value of long-term debt	$2,593,000	$3,155,203
Less: discount from conversion option	1,321,802	1,903,761
Carrying value December 31, 2003	$1,271,198	$1,251,442

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) for net cash proceeds of $2,953,188. The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007. The notes are convertible into common shares of the Company at a price of US$1.70 per share at the holder's option at any time. At March 28, 2002, the market price of the Company's common shares was US$1.64 per share. The Company is allowed to force the conversion of the notes into common shares of the Company, if the shares trade above US$3.40 for two consecutive days over the term to maturity of the notes. The cost of the financing totaled $307,966 and included 50,000 share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model. The share purchase

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
24

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001 warrants expire after three years, and entitle the holder to purchase one common share of the company for US$1.70. At December 31, 2003 the share purchase warrants remain unexercised (note 10(h)). The Company's effective interest rate under this financing is approximately 24%.

Financing costs of $93,509 were recorded as deferred finance costs on the balance sheet, with the balance of $214,457 recorded as a charge against the equity component of long-term debt. The proceeds of the financing allocated to the estimated fair value of the conversion option of $2,123,584 have been recorded as the equity component of long-term debt on the consolidated balance sheet at $1,909,127, being net of financing costs of $214,457. The carrying amount of the debt has been reduced on issuance by the value assigned to the conversion option and is being accreted to its face value over the term to maturity through charges to non-cash interest expense.

10. Share capital and contributed surplus:

The Company is authorized to issue 75,000,000 (2002 and 2001 - 50,000,000) common shares without par value.

Common shares issued and fully paid:

Share capital	Number of shares	Amount
Balance at December 31, 2000	29,359,163	$ 73,192,287
For cash:		
Upon issue for private placement (note 10(a))	3,550,000	4,438,747
Share capital reduction (note 10(d))	-	(45,290,073)
Upon exercise of stock options (note 10(g))	85,200	134,770
Obligation to issue shares (note 10(b))	41,627	430,982
Issued for services (note 10(c))	45,000	67,500
Balance at December 31, 2001	33,080,990	32,974,213
For cash:		
Upon issue for private placements (note 10(e))	657,667	970,386
Issued for services (note 10(c))	110,340	259,845
Issued for the settlement of promissory note and financing costs (note 9)	328,167	510,923
Balance at December 31, 2002	34,177,164	34,715,367
For cash:		
Upon issue for private placements (note 10(f))	4,792,000	4,420,715
Upon exercise of share purchase warrants (note 10(h))	31,667	17,416
Balance at December 31, 2003	39,000,831	$ 39,153,498

Contributed surplus	Amount
Balance, December 31, 2000 and 2001	$ 1,000,000
Issue of warrants for financing proceeds and services (note 9)	188,742
Balance, December 31, 2002	1,188,742
Stock-based compensation (note 2(b))	11,367
Balance, December 31, 2003	$ 1,200,109

(a) On December 16, 2000, the Company received a deposit of $765,000 towards a subscription agreement whereby the Company was to issue common shares at market value in 2001. On April 15, 2001 the Company entered into a private placement agreement and issued 500,000 shares at US$1.00 per share.

On April 15, 2001, the Company entered into a private placement agreement and issued 2,850,000 common shares for net proceeds of $4,116,917.

On May 31, 2001, the Company entered into a private placement agreement and issued 200,000 common shares for net proceeds of $321,830.

(b) As at December 31, 2000, the Company had included in accounts payable a sales commissions payable in the amount of $430,982 under an agreement whereby it had the option to settle the obligation by issuing 41,627 common shares. On May 15, 2001, the Company issued 41,627 common shares to settle this obligation.

(c) On August 29, 2001, the Company issued 45,000 common shares to an employee for general financing services. During 2002, a total of 110,340 common shares were issued to employees at market value for services rendered to the Company.

(d) At the Company's annual general meeting on June 26, 2001, the shareholders approved a $45,290,073 reduction in the share capital of the Company, with the corresponding elimination of the deficit of $45,290,073 at December 31, 2000.

(e) On August 8, 2002, the Company entered into private placement agreements totaling 657,667 units at $1.50 per unit, for proceeds of $970,386, net of share issue costs of $16,114. Each unit consisted of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for $1.50. During 2003, the existing agreements for 97,667 of these warrants were amended to reduce the exercise price and shorten the expiry date (note 10(h)).

(f) On April 8, 2003, the Company entered into private placement agreements totaling 2,000,000 units at US$1.00 per unit, for cash proceeds of US$1,981,033 (CDN$2,919,290) net of share issue costs of US$18,967 (CDN$27,881). Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00. During 2003, the existing agreements for 820,668 of these warrants were amended to reduce the exercise price and shorten the expiry date (note 10(h)).

On October 31, 2003, the Company entered into private placement agreements totaling 2,792,000 units at $0.55 per unit, for cash proceeds of $1,501,425 net of share issue costs of $34,175. The financing included participation by certain senior management of the Company of 332,000 units. Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after one year and entitle the holder to purchase one additional common share of the Company for $0.55 (US$0.42).

25

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

(g) Stock option plan:

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,406,845 common shares have previously been issued. The plan provides for the granting of stock options at the fair market value of the Company's shares at the grant date, with terms to a maximum of ten years and vesting provisions to be determined bythe board of directors.

For each of the periods presented, the following stock options to employees, directors and officers were outstanding:

2001	2002 Number of shares	2003	Exercise price per share	Expiry date
30,000	-	-	2.12	2002
69,000	40,000	-	1.50	2003
10,000	10,000	-	1.70	2003
100,000	100,000	-	3.00	2003
100,000	-	-	4.00	2004
225,000	75,000	75,000	15.00	2005
-	-	896,500	0.55	2008
-	-	5,000	0.57	2008
479,125	320,875	229,750	2.50	2011
479,125	312,125	229,750	3.40	2011
479,125	309,875	229,750	4.50	2011
479,125	259,875	170,000	6.15	2011
-	1,233,650	1,062,350	1.50	2012
-	625	-	2.53	2012
-	625	-	3.42	2012
-	625	-	4.61	2012
-	625	-	6.22	2012
-	-	5,000	1.19	2013
-	-	3,500	1.28	2013
-	-	10,000	1.25	2013
-	-	100,000	1.45	2013
-	-	169,200	1.50	2013
2,450,500	2,663,900	3,185,800		

A summary of changes to issued stock options is as follows:

	Number of shares	Weighted-average exercise price
Balance, December 31, 2000	1,751,200	$ 10.12
Granted	1,946,500	4.25
Exercised	(85,200)	1.58
Expired/cancelled	(1,162,000)	11.77
Balance, December 31, 2001	2,450,500	4.97
Granted	1,312,450	1.60
Expired/cancelled	(1,099,050)	5.52
Balance, December 31, 2002	2,663,900	3.09
Granted	1,189,200	0.77
Expired/cancelled	(667,300)	3.10
Balance, December 31, 2003	3,185,800	$ 2.22

Options exercisable at December 31, 2003 totaled 1,543,017 and have a weighted average exercise price of $2.83.

(h) Share purchase warrants:

During 2003, the Company made an offer to all existing warrant holders, with the exception of senior management and board members, and came to an agreement with 820,668 common share purchase warrant holders to amend their existing warrant agreements to reduce the exercise price to US$0.42 (CDN$0.55) and shorten the expiry date to January 15, 2004. None of these warrants had been issued pursuant to employment arrangements. Of these amended warrants, 31,667 have been exercised for cash proceeds of $17,416 as of December 31, 2003.

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

2001	2002 Number of warrants	2003	Exercise price per share	Expiry date
402,499	-	-	US$2.75	2002
-	-	3,581,001	US$0.42	2004
-	50,000	50,000	US$1.70	2005
-	657,667	560,000	$1.50	2005
-	-	1,330,000	US$1.00	2006
-	17,667	-	US$2.01	2007
-	35,334	-	US$2.01	2007
402,499	760,668	5,521,001		

A summary of changes to issued warrants is as follows:

	Number of warrants
Balance, December 31, 2000 and 2001	402,499
Issued	760,668
Expired	(402,499)
Balance, December 31, 2002	760,688
Issued	4,792,000
Exercised	(31,667)
Balance, December 31, 2003	5,521,001

11. Restructuring charge:

	2003	2002	2001
Workforce reduction and other costs	$1,232,680	$1,108,658	$1,140,239
Lease	-	550,200	133,765
	$1,232,680	$1,658,858	$1,274,004

During 2002 and 2001, management made decisions to restructure its operations including reducing its workforce. The workforce reduction charge primarily relates to severance and related benefits for termination of approximately 40 employees in 2002 (2001 - 20). The Company also incurred lease costs, net of estimated subleasing recoveries.

During 2003, management continued to reduce its cost of operations by terminating a further 30 employees. The workforce reduction charge relates to severance and related benefits payable.

At December 31, 2003, $563,126 (2002 - $849,221) of these costs are included in accrued liabilities.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT

26

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

12. Income taxes:

(a) Future income tax asset:

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2003	2002
Future tax assets:		
Tax loss carry forwards	$ 10,708,595	$ 9,344,028
Scientific Research and Development Pool	3,075,840	1,600,385
Accounting amortization in excess of tax	2,719,002	2,254,964
Write-down of subsidiary and investment	1,966,066	1,967,170
Temporary differences in working capital	1,203,084	1,831,351
Total gross future tax assets	19,672,587	16,997,898
Valuation allowance	(19,672,587)	(16,997,898)
Total future tax assets	$ -	$ -

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

(b) Loss carry forwards and investment tax credits:

At December 31, 2003, the Company has approximately $30,080,000 of non-capital loss carry forwards available until 2010 to reduce future years' income for income tax purposes. Also, the Company has investment tax credits available to reduce taxes payable of $1,152,000. The amounts expire as follows:

Year of expiry	Non-capital loss carry forwards	Investment tax credits
2004	$ 179,000	$ 151,000
2005	237,000	8,000
2006	3,728,000	19,000
2007	9,872,000	18,000
2008	5,238,000	-
2009	3,845,000	138,000
2010	6,981,000	-
2011	-	192,000
2012	-	313,000
2013	-	313,000
	$ 30,080,000	$ 1,152,000

Recognition of future tax assets related to the Company's deficit which was reduced upon recapitalization (note 10(d)) will be recognized as a reduction in share capital.

The Company also has available $11,290,000 (2002 - $10,810,000; 2001 - $10,380,000) of net capital losses for an indefinite carry forward period to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the financial statements. In addition, the Company has accumulated scientific research and development expenses that are available for indefinite carry forward as discretionary deductions of approximately $8,640,000 (2002 - $7,115,000; 2001 - $4,500,000).

(c) Income tax expense:

The income tax expense differs from the expected expense if Canadian statutory rates were applied to the loss from continuing operations before income taxes. The principal factors causing these differences are shown below:

	2003	2002	2001
Income tax expense (recovery) at expected rate of 37.6% (2002 - 39.6% and 2001 - 44.6%)	$(3,051,400)	$(2,445,700)	$(10,063,000)
Non-allowable (non-taxable) expenses or income	11,100	191,300	7,467,200
Temporary differences, including amortization, research and development costs and other	453,500	(96,700)	(394,900)
Unrecognized loss carry forwards	2,624,900	2,356,600	3,025,700
Other	15,141	-	-
Income tax expense	$ 53,241	$ 5,500	$ 35,000

13. Discontinued operations:

On August 23, 2000, the Company adopted a formal plan to discontinue the business operations of its Norsat America Inc. distribution business. As part of its plan to discontinue these operations, the Company completed the closing of its distribution branches on March 2, 2001. The Company recorded a loss from discontinued operations in 2000 of $8,200,665 representing an operating loss of $1,855,031 and an estimated loss on disposition of $6,345,634. An additional loss of and $76,295 and $88,684 in 2003 and 2002 respectively and a recovery of $25,324 in 2001 result primarily from changes in estimates or the settlement of liabilities or recovery of assets at amounts different from original estimates.

At December 31, 2003, the Company had a receivable of $41,581 (2002 - $504,364) representing primarily a contract receivable from closure of the Aurora distribution business in 1998. The Company had a liability of $933,403 (2002 - $1,268,805) representing primarily liabilities from the closure of the Norsat American Inc. distribution business (note 21).

14. Segmented and other information:

At December 31, 2001, the Company had two business segments; Microwave and Open Networks. For the fiscal years 2002 and 2003, the Company's two business segments are: Microwave and Satellite Systems.

The Microwave segment supplies satellite signal receivers, transmitters and other ground station products. During 2002, the Open Networks segment expanded from delivering open standard Digital Video Broadcasting ("DVB") Data Hub Systems to also include portable satellite terminals. The segment was renamed to Satellite Systems.

27

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The key operating decision maker evaluates performance based on the following:

2003	Microwave	Satellite System	Consolidated
Sales to external customers	$9,541,803	$3,438,466	$12,980,269
Gross profit	$2,342,639	$1,345,002	$ 3,687,641
Total assets related to continuing operations	$4,737,202	$4,735,853	$ 9,473,055
Property and equipment	$ 392,750	$1,089,944	$ 1,482,744
Goodwill	$ 440,095	$ -	$ 440,095

2002	Microwave	Satellite System	Consolidated
Sales to external customers	$10,793,669	$3,881,137	$14,674,806
Gross profit	$ 4,096,227	$1,985,953	$ 6,082,180
Total assets related to continuing operations	$ 9,531,006	$6,959,227	$16,490,233
Property and equipment	$ 298,274	$2,398,216	$ 2,696,490
Goodwill	$ 440,095	$ -	$ 440,095

2001	Microwave	Satellite System	Consolidated
Sales to external customers	$15,200,333	$5,398,617	$20,598,950
Gross profit	$ 4,501,828	$1,858,404	$ 6,360,232
Total assets related to continuing operations	$10,283,617	$8,084,144	$18,367,761
Property and equipment	$ 544,129	$3,718,077	$ 4,262,206
Goodwill	$ 440,095	$ -	$ 440,095

The Company generated revenues from external customers located in the following geographic locations:

	2003	2002	2001
Canada	$ 1,172,224	$ 643,070	$ 658,000
United States	6,150,610	7,766,395	10,336,108
Europe and other	5,657,435	6,265,341	9,604,842
	$12,980,269	$14,674,806	$20,598,950

Substantially all property and equipment and goodwill are located in Canada.

15. Commitments:

Future minimum payments at December 31, 2003 under various purchasing commitments and operating lease agreements for each of the next five fiscal years are approximately as follows:

2004	$4,568,000
2005	893,000
2006	908,000
2007	8,000

Rent expense for the Company was approximately $945,000 (2002 - $1,116,000; 2001- $1,214,000).

In the normal course of operations the Company is subject to actual or alleged claims and enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.

16. Financial instruments:

(a) Fair value:

The Company's financial instruments include cash and cash equivalents, accounts receivable, receivable on disposition of business, and accounts payable and accrued liabilities. The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.

The Company's long-term debt is also a financial instrument. The carrying value of this instrument approximates its fair value. Fair value was determined based on estimated future cash flows discounted using the current market rate for debt under similar circumstances with similar terms and remaining maturities.

Interest on the Company's long-term debt is based on a fixed rate. This exposes the Company to market value risk. The Company has not entered into any derivative agreements to mitigate this risk.

(b) Concentration of credit risk:

The Company revenues are dependent on customers in the satellite communication industry. As these sales are geographically dispersed and among a large number of customers, concentration of credit risk is considered to be limited.

(c) Exchange risk:

The Company is exposed to currency exchange risk as a result of its international markets and operations primarily in the United States. To manage its exchange risk, the Company entered into financing in United States dollars. The Company has not entered into any derivative agreements to further mitigate this risk.

17. Related party transactions:

As described in note 10(f), on October 31, 2003 the Company entered into private placement agreements totalling 2,792,000 units at $0.55 per unit. The financing included participation by certain senior management and directors of the Company for 332,000 units.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT

28

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001 nil compensation cost under Canadian GAAP. This change in accounting policy has not been adopted for US GAAP purposes in this reconciliation.

As required under SFAS 123, supplementary pro-forma information is provided below as if the fair value method was applied. The pro-forma stock compensation expense has been determined by reference to an option-pricing model using the following weighted average assumptions:

	2003	2002	2001
Volatility percentage	89%	93%	84%
Risk-free interest rate	3.0%	3.7%	5.0%
Dividend yield	-	-	-
Expected life of options	3.0 years	3.0 years	3.5 years

The weighted average grant date fair value of options granted during the year was $0.24 (2002 - $0.90; 2001 - $0.91).

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2003	2002	2001
Net loss, US GAAP	$(7,425,142)	$(5,899,355)	$(19,847,805)
Additional stock compensation recovery (expense)	(942,428)	(642,307)	138,192
Pro-forma net loss, US GAAP	$(8,367,570)	$(6,541,662)	$(19,709,613)
Pro-forma basic and fully diluted net loss per share, US GAAP	$(0.23)	$(0.20)	$(0.62)

(f) Promissory note and long-term debt:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002. In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt. Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings. For US GAAP purposes, all interest is expensed as incurred.

Applying US GAAP, long-term debt at December 31, 2003 would be recorded at its face value of $2,593,000 (US $2,000,000) and no value would be assigned to an equity component of long-term debt. In addition, accretion on the calculated debt discount on the promissory note and the long-term debt under Canadian GAAP aggregating $269,708 (2002 - $253,763) for the year ended December 31, 2003 would not have been recorded, reducing interest expense by an equivalent amount. Finally, additional interest expense of $43,535 (2002 - $31,525) would be recorded in 2003 on amortization of amounts reclassified to deferred finance costs, a foreign exchange gain on the long-term debt of $312,251 (2002 - $33,200) would have been realized, and the loss on conversion of the promissory note would have been increased by nil (2002 - $67,140).

(g) Elimination of deficit:

During the year ended December 31, 2001, the Company reduced its paid-up capital by $45,290,073 to eliminate the deficit at December 31, 2000 note 10(d).

In prior years, the Company reduced its paid-up capital by $21,042,063 to eliminate the deficit from preceding years. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

(h) Release of escrow shares:

Under US GAAP, the fiscal year 1999 release of shares from escrow representing compensation relating to the achievement by management of securing specific contracts results in the settlement of a contingency and therefore the shares should be valued at the date the contingency was resolved. This results in a charge to earnings and credit to share capital of $4,132,079.

(i) Income statement presentation:

The consolidated statement of operations include a sub-total before amortization and write-down and restructuring charges under Canadian GAAP. No similar sub-total would be presented under US GAAP.

(j) Future pronouncements:

In August 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 143, *"Accounting for Asset Retirement Obligations"* ("SFAS No. 143"), which requires entities to record the fair value of a liability for an asset or an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In July 2002, the FASB released SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146"), which addresses the financing accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS 146 significantly reduces an entity's ability to recognize a liability for future expenses related to a restructuring. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

31

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars) Years ended December 31, 2003, 2002 and 2001

In December 2002, the FASB released SFAS No. 148, *"Accounting for Stock-Based Compensation - Transition and Disclosure"*. This statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity"* ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of SFAS No. 143, SFAS No. 146 or SFAS 150 did not have a material affect on the Company's financial results.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

- Financial Interpretation No. 45 ("FIN 45"), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The Company has made the disclosures by FIN 45 in the notes to its consolidated financial statements prepared in accordance with Canadian GAAP.

- Financial Interpretation No. 46 ("FIN 46"), *"Consolidation of Variable Interest Entities"*, which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is generally effect for interim or annual periods beginning after December 15, 2003.

- In November 2002, the EITF reached a consensus on Issue 00-21, *"Revenue Arrangements with Multiple Deliverables"* ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

To date, the adoption of FIN 46 and EITF 00-21 has not impacted the Company's consolidated financial statements.

Five-Year Summary

(Unaudited) (Expressed in Canadian dollars)

	2003	2002	2001	2000*	1999*
Operating Results ($000)					
Sales	12,980	14,675	20,599	22,017	17,774
Loss from continuing operations	8,169	6,182	22,598	27,503	7,891
Net Loss	8,245	6,270	22,572	35,703	8,115
Balance Sheet ($000)					
Working capital	4,474	6,903	5,912	4,963	13,496
Property and equipment	1,483	2,696	4,262	4,851	3,389
Total assets	9,515	17,026	20,025	47,663	33,092
Shareholders' equity	5,175	8,971	11,376	28,828	20,357
Financial Position ($000)					
Cash used for continuing operations	4,179	3,383	7,487	13,141	2,912
Property and equipment expenditures	98	228	642	2,205	1,517
Per Share ($)					
Net loss - basic	0.23	0.19	0.71	1.32	0.39
Cash used for continuing operations	0.12	0.10	0.24	0.48	0.14
Closing TSX share price - high	1.59	3.60	5.25	44.55	21.09
- low	0.53	1.36	1.20	4.00	1.50
Financial Ratios					
Current ratio	2.46	2.01	1.68	1.26	2.06
Debt / equity	0.84	0.90	0.76	0.65	0.63
Additional Information					
Gross product development expenditures ($000)	3,313	5,103	7,138	9,959	4,009
Shares outstanding at year end (000)	39,001	34,177	33,081	29,359	23,500
Weighted average shares outstanding (000)	36,101	33,501	31,803	27,105	20,852
Number of Employees at December 31	40	85	110	135	100

* restated for discontinued operations.

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
32

Corporate Information

Directors and Officers

Kenneth Crump	Chairman of the Board
Cameron Hunter	President and Chief Executive Officer, Director
Gaetano Manti	Director
Ugo A. Doninelli	Director
Dr. John MacDonald	Director
Brian Nixon	Director
Troy Bullock	Chief Financial Officer, Director

Trading Symbols

TSX: NII   OTC BB: NSATF

Auditors

KPMG LLP
777 Dunsmuir Street, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1K3

Transfer Agent

NORSAT INTERNATIONAL INC. 2003 ANNUAL REPORT
33

Norsat® International Inc.

Contact
Tel: 1 (604) 292-9000
Fax: 1 (604) 292-9100
Email: investor@norsat.com
Web: www.norsat.com

DESIGN & LAYOUT: CREATIVE SPIRIT COMMUNICATIONS

NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of NORSAT INTERNATIONAL INC. (hereinafter called the "Company") will be held in the Le Versailles Salon B at The Sutton Place Hotel, 845 Burrard Street, Vancouver, B.C., V6Z 2K6 on Wednesday, May 19th, 2004 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive and consider the Company's Annual Report to the shareholders and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;

2.

To elect the directors of the Company for the ensuing year;

3.

To appoint the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.

To transact such other business as may properly be brought before the meeting.

Accompanying this Notice are the Company's Annual Report to shareholders including the audited consolidated financial statements for the fiscal year ended December 31, 2003, an Information Circular, a form of proxy and an Annual Return Card form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Burnaby, British Columbia, this 24th day of March 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Troy Bullock"

Chief Financial Officer and Secretary

NORSAT INTERNATIONAL INC.

Suite 300 - 4401 Still Creek Drive,

Burnaby, British Columbia, Canada

V5C 6G9

INFORMATION CIRCULAR

(Dated as of April 9th, 2004)

GENERAL INFORMATION

This Information Circular is furnished to the shareholders of Norsat International Inc. (the "Company") by management for use at the Annual General Meeting of the Company (and any adjournment thereof) to be held on May 19, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  Pursuant to section 111 of the Company Act (British Columbia), advance notice of the Annual General Meeting was published in the Vancouver Sun newspaper in Vancouver, British Columbia on March 24, 2004.  The Board of Directors of the Company has approved the contents and the sending of this Information Circular.  All dollar amounts referred to herein are in Canadian dollars unless other wise indicated.

SOLICITATION OF PROXIES

The accompanying form of proxy is being solicited by and on behalf of the management of the Company.  All costs of solicitation by management will be borne by the Company.  While it is expected that the solicitation will be primarily by mail, the regular employees of the Company at nominal cost may solicit proxies personally or by telephone.  In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company.  In that event, the Company will compensate any such agent for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities, which may be incurred by them in performing their services.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and Chief Financial Officer, respectively, of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  The signature must conform to the name of the shareholder(s) as registered.  To be valid, a proxy must be dated and signed by the shareholder(s) or his or her attorney authorized in writing.  Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should so indicate when signing.  Where common shares are held jointly, either owner may sign.  Where common shares are held by a company, a duly authorized officer or attorney of the company must sign.  If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 300 - 4401 Still Creek Drive, Burnaby, British Columbia, V5C 6G9 at any time up to and including the last business day preceding the day of the meeting or, if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the meeting prior to the commencement of the meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

VOTING OF PROXIES

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 39,802,832 common shares are issued and outstanding as at April 9, 2004.

Only persons registered as shareholders on the books of the Company as of the close of business on April 9, 2004 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Each shareholder is entitled to one vote for each common share registered in his or her name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Annual General Meeting.  The Board of Directors presently consists of seven (7) directors and the Board has set the number of member of the board at six (6) for the ensuing year.    The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Each of the nominees named below have consented to act as a director of the Company.  In the event the Company is advised prior to the election of directors at the Annual General meeting that any such individual is unable or unwilling to so act, a proxy in enclosed form will confer discretionary authority on the proxyholder so named to vote for the election of such other individuals who may be nominated at the Annual General Meeting.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Name, Position and Country of Residence	Principal Occupation	Director Since	Number of common shares (1)
Kenneth Crump(2)(3) (Chairman and Director) Canada

Mr. Crump is the chairman of the Board and is a member of the Audit Committee and the Corporate Governance and Compensation Committee.  Mr. Crump is retired. Previously he served as Chief Operating Officer of NCompass Labs from November of 1999 to May of 2001.  From 1990 to 1999, he held a number of senior executive positions in operations and corporate finance at B. C. Telecom including Senior Vice-President, Corporate Services, Chief Financial Officer and Treasurer from 1995 to 1999; Prior to that, Mr. Crump served in a number of senior management positions at Microtel Ltd, including Vice-President and Chief Financial Officer from 1986 to 1989.  Mr. Crump received his MBA from the Richard Ivey School of Business, University of Western Ontario, in 1974 and a Bachelor of Science (Engineering) degree from Queen's University in 1970.

		June 2002	Nil
Ugo A. Doninelli(2)(3) (Director) Switzerland	Mr. Doninelli serves on the Corporate Governance and Compensation Committee and the Audit Committee. He is the General Manager and Chief Executive Officer, Prismafin S.A., Chiasso, Switzerland	May 1988	1,985,575 (4)
Gaetano Manti(3) (Director) Italy	Mr. Manti is Director of the Company and is the chairman of the Corporate Governance and Compensation Committee. He has served as the president of Il Mio Castello since October 1989. He has also served as an international marketing consultant to Italy's Cartier group, the New York Times magazine division and AMF, a multinational group.	June 2002	1,200,000
Brian Nixon(2) (Director) Canada

Mr. Nixon was appointed to the board in February 2004 and Chairman of the Audit Committee in March 2004.  He also currently serves as Chief Executive Officer of BC Research Inc.  From 1992 to 1999, he held senior executive positions with Infosat Communications Inc., first as Vice-President of Finance and then as President and Chief Executive Officer. Following Infosat's acquisition by BCE Media Inc. in 1999, Mr. Nixon was appointed Senior Vice-President - Business Solutions, BCE Media and Chairman of the Board of Vistar Communications Inc.  Mr. Nixon is a Certified Management Accountant and holds a MBA from the University of Calgary.

		February 2004	Nil

Cameron Hunter (President, CEO, and Director) Canada	Mr. Hunter is a Director, Chief Executive Officer and President of the Company. Prior to joining Norsat in January 2003, Mr. Hunter held a number of senior management positions at SkyStream Networks, including Senior Director, Global Solution Partners and Senior Director, International Sales, Hong Kong. Mr. Hunter received his Asia Pacific Management Cooperative Program diploma from Capilano College and his B.A. (International Politics) from Queens University.	August 2003	182,000
Troy Bullock (CFO, secretary, and Director) Canada	Mr. Bullock is the Chief Financial Officer and Corporate Secretary of the Company. Prior to joining Norsat in June of 2000, Mr. Bullock was a senior manager advising technology clients with KPMG LLP. Mr. Bullock received his BBA in Accounting from Simon Fraser University and is a Chartered Accountant.	June 2002	150,000

NOTES:

(1)    The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.  See "Voting Shares and Principal Holders Thereof".

(2)    Member of the Audit Committee.

(3)    Member of the Corporate Governance and Compensation Committee.

(4)    Mr. Doninelli, by virtue of his position as General Manager and Chief Executive Officer of Prismafin S.A., exercises direction over 1,985,575 common shares of the Company held by Prismafin S.A.

APPOINTMENT AND REMUNERATION OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth, for the periods indicated, all annual and long term compensation earned from the Company and its subsidiaries for the year ended December 31, 2003 by each Chief Executive Officer and each of the individuals who were, at December 31, 2003, the most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)(2)
Cameron Hunter(3) President and Chief Executive Officer	2003	155,986	103,894	-	500,000/Nil	N/A	N/A	15,631
Yutaka Ueda(4) Former President and Chief Executive Officer	2003 2002	230,625 89,688	N/A N/A	- 160,000(7)	Nil/Nil 225,000/Nil(6)	N/A N/A	N/A N/A	228,250(5) -
Troy Bullock Chief Financial Officer	2003 2002 2001	150,000 144,053 110,000	7,889 N/A N/A	25,000 - 15,000	150,000/Nil 100,000/Nil 75,000/Nil	N/A N/A N/A	N/A N/A N/A	14,220 14,351 5,585
Chris McCormack(8) Director, Marketing	2003 2002	114,048 44,744	N/A N/A	- -	36,000/Nil 16,700/Nil	N/A N/A	N/A N/A	12,621 2,843

NOTES:

(1)

Other annual compensation includes one time ad-hoc payments authorized by the Board of Directors.

(2)

All other compensation includes car allowances, life insurance and provincial health care premiums and employer registered retirement savings plan ("RRSP") contributions.

(3)

Mr. Hunter became an officer of the Company on January 17, 2003 and the President and Chief Executive Officer on August 16, 2003.

(4)

Mr. Ueda became an officer of the Company on September 24, 2002 and ceased to be an officer on August 15, 2003.

Mr Ueda received a housing allowance and a six-month severance package upon leaving the Company on August 15, 2003.

(6)

Mr. Ueda received 75,000 options as a director prior to being appointed President and CEO.

(7)

Represents a relocation-signing bonus.

(8)

Mr. McCormack became an officer of the Company on July 17, 2003 and ceased to be an officer on September 1, 2003.

LONG-TERM INCENTIVE PLANS

No Long Term Incentive Plan awards were made to any Named Executive Officer for the year ended December 31, 2003.

STOCK OPTIONS

The following table sets forth the stock options granted during the year ended December 31, 2003, and awarded to each of the Named Executive Officers:

Name	Number of common shares Under Options Granted	% of Total Options Granted in 2003	Average Exercise Price ($/common share)	Market Value of common shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Cameron Hunter	150,000	13	$1.50	$0.55	December 15, 2013
Cameron Hunter	250,000	21	$0.55	$0.55	December 15, 2008
Cameron Hunter	100,000	8	$1.45	$0.55	December 15, 2013
Troy Bullock	150,000	13	$0.55	$0.55	December 15, 2008
Chris McCormack	36,000	3	$0.55	$0.55	December 15, 2008

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the year ended December 31, 2003 by the Named Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Yutaka Ueda	None	Nil	150,000 / Nil	Nil / Nil
Cameron Hunter	None	Nil	Nil / 500,000	Nil / 5,000
Troy Bullock	None	Nil	156,250 / 168,750	Nil / 3,000
Chris McCormack	None	Nil	16,700 / 36,000	Nil / 720

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2003, less the exercise price of in-the-money stock options.

STOCK OPTION REPRICING

The Company did not reprice any options or SARs held by any of the Named Executive Officers during the most recently completed fiscal year.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Company does not provide retirement benefits for it's directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company has entered into an employment agreement with Mr. Cameron Hunter dated August 16, 2003 pursuant to which he acts as the Company's Chief Executive Officer, effective August 16, 2003.  The agreement is for an indefinite period.  Mr. Hunter receives an annual base salary of $200,000 plus benefits totalling approximately $16,000, and is entitled to participate in the Company's bonus program.  If Mr. Hunter's employment is terminated without cause, he will receive ten (10) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.  Upon termination of his employment, Mr. Hunter's incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. Troy Bullock dated October 23, 2001, as amended on March 18, 2002, pursuant to which he acts as the Company's Chief Financial Officer, effective March 14, 2002.  The agreement is for an indefinite period.  Mr. Bullock receives an annual base salary of $150,000 plus annual benefits totalling approximately $13,500, and is entitled to participate in the Company's bonus program.  If Mr. Bullock's employment is terminated without cause, he will receive six (6) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.    Upon termination of his employment, Mr. Bullock's incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. Chris McCormack dated July 17, 2003, as amended on September 1, 2003, pursuant to which he acts as the Company's Director of Marketing.   Mr. McCormack received an annual base salary $116,000 plus annual benefits totalling approximately $5,000, and is entitled to participate in the Company's bonus program.  If Mr. McCormack's employment is terminated without cause, he will receive three (3) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.

The Company had entered into an employment agreement with Mr. Yutaka Ueda pursuant to which he acted as the Company's Chief Executive Officer.  Mr. Ueda left the Company on August 15, 2003 and, and an agreement was reached in which he received six (6) months of his annual compensation, plus additional relocation cost  in lieu of notice of termination of employment.    Mr. Yutaka's incentive stock options continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporate Governance and Compensation Committee of the Board of Directors is comprised of three directors:  Messrs. Manti (Chair), Crump and Doninelli.  All of the members of the committee are independent of management.  None of the members of the Committee has any indebtedness to the Company, nor do they have any material interest in any actual or proposed transaction in the last financial year that has materially affected or would materially affect the Company.

REPORT ON EXECUTIVE COMPENSATION

The Compensation and Corporate Governance Committee ("the Committee") reviews and makes recommendations to the Board with respect to Norsat's Executive Compensation Plan and Stock Option Plan. The Committee recommends to the Board the compensation of the Chief Executive Officer, reviews and approves management's recommendations for compensation and bonuses for senior management and grants of stock options. The Committee is also responsible for reviewing executive management succession and development plans. The Committee reports to the Board and the Board gives final approval on compensation matters.

Compensation Objectives

During 2003, the Committee, with the participation of the executive, undertook a complete review of compensation policies for the executive, management and the employees of the Company including having the polices reviewed by an outside professional compensation firm.  New compensation policies were established to address the following objectives:

  To assist the Company to attract and retain highly qualified individuals.

  To reward employees annually for achieving financial results.

  To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.

  To create a variable component to compensation that is linked to the Company's business strategy, the Company's ability to pay and the employee's ability to influence results.

  To ensure competitive compensation that is also financially affordable for the Company.

  To provide a rational methodology for incentive compensation and stock option grants that employees understand and support.

  To attract and retain talented individuals to lead those functions that are important to Norsat's success.

In January 2004 the Company introduced a new "results oriented" compensation plan creating a significant variable component to compensation that is linked to key operating metrics.  The Company's compensation plan is comprised of a combination of base salary and benefits, an annual incentive compensation and long term equity participation through its Stock Option Plan. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group (see above) and other relevant external market data as well as the individual's skill performance, and experience. The Company's benefit package is designed to be competitive with its peer group in the industry in terms of revenues and number of employees.

Performance Bonus

In recent history the Company has not provided a formal Performance Bonus Plan due to the lack of profitability performance.  In January 2004, an annual incentive compensation plan was introduced to all employees based on the objectives previously discussed.  Payments under this plan are determined based on the Company's performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives.  The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the company's success.  Seventy percent of the executive's bonus is determined by corporate results and thirty percent is based on individual performance.

Equity Participation

The Board believes that all employees should have a stake in Norsat's future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option grant and the Committee reviews and recommends to the Board the allocation of such grant to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company's performance.

Options are issued at the market price of the stock at the date of the grant. The options have up to a ten (10) year term and vest between 1 and 4 years.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is reviewed annually by the Committee and approved by the Board of Directors. Mr. Hunter joined Norsat on January 17th, 2003 and was appointed to the position of Chief Executive Officer effective August 16th, 2003. As the Chief Executive Officer, he receives an annual salary of $200,000. Mr. Hunter was awarded 150,000 stock options upon hiring and another 100,000 upon his appointment as Chief Executive Officer. In December, the board awarded Mr. Hunter an additional 250,000 options as part of a stock option grant to all employees. Mr. Hunter earned a bonus of $103,894 based on the achievement of specific goals established by the Committee for the fourth quarter of 2003.  Of this amount, $25,000 was paid in 2003 and the balance in the first quarter of 2004.

PERFORMANCE GRAPH

The following line graph and table compare the cumulative total return on the Company's common shares for the period 1998 through 2003, assuming a $100 initial investment with all dividends reinvested, with the cumulative total returns, for the same investment with all dividends reinvested, in respect of S&P/TSX Composite Index.

COMPENSATION OF DIRECTORS

During 2003 each of the Directors, Mr. Crump, Mr. Manti, Mr. Doninelli, and Dr. MacDonald forgave their regular board and meeting fees.  Mr. Crump was asked by the board to increase his responsibilities and to take an active role working with the management.  For these additional board duties he received total compensation for the year of $86,000.

Effective January 1, 2004, each director of the Company who is not an executive officer of the Company is paid an annual fee as follows:

Chairman

$35,000

Chairman of the Audit Committee

$25,000

Director

$20,000

In addition, each director will receive $1,000 for each board meeting and $500 for each committee meeting attended during the year.  The Company also reimburses its directors for disbursements that they have incurred on behalf of the Company.

The following table sets forth details of all exercises of stock options during the year ended December 31, 2003 by directors who are not Named Executive Officers of the Company as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Directors who are not Named Executive Officers	None	Nil	220,833 / 554,167	Nil / 6,000

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2003, less the exercise price of in-the-money stock options.

The following table sets forth the stock options granted during the year ended December 31, 2003, and awarded to directors or former directors who are not Named Executive Officers of the Company.

Name	Number of common shares Under Options Granted	% of Total Options Granted in 2003	Exercise Price ($/common share)	Market Value of common shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Gaetano Manti	100,000	8	$0.55	$0.55	December 31, 2008
Kenneth Crump	100,000	8	$0.55	$0.55	December 31, 2008
Ugo A. Doninelli	50,000	4	$0.55	$0.55	December 31, 2008
John MacDonald	50,000	4	$0.55	$0.55	December 31, 2008

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, senior officer or proposed nominee was indebted to the Company or any of its subsidiaries during fiscal 2003, except for the following former officer:

Ed Johnson, President of Norsat America Inc.

$450,000

This loan is non-interest bearing.  The Company has commenced legal proceedings to recover the loan balance from Mr. Johnson who left the employ of Norsat America Inc. in December 2000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the directors or senior officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2003 (being the commencement of the Company's last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

The Board of Directors is responsible for the stewardship of the Company and endorses a system of corporate governance designed to effectively manage and supervise the management of the business and the affairs of the Company. The Board also provides considerable guidance to Management in pursuit of the Company's objectives.

The Board acknowledges that good corporate governance is important to the effective performance of the Company and plays a key role in protecting the interests of shareholders.

The Company's corporate governance practices are compared with the TSX corporate governance disclosure guidelines, including the proposed amendments published in April 2002 and additional proposed disclosure and continued listing requirements and proposed amendments in December 2002. The Company's "Statement of Corporate Governance Practices" is attached as Schedule "A" to the Circular.

The Board continues to review the existing or proposed amendments to governance guidelines and practices in order to implement the most effective corporate governance policies and practices for the Company.  The Board plans to adopt changes to their governance guidelines and practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 and any new rules issued by the United States Securities and Exchange Commission, the Ontario Securities Commission, the Toronto Stock Exchange, and other applicable securities regulatory authorities.

COMPOSITION OF THE BOARD

The Board is currently composed of seven (7) directors, five (5) of whom are considered "unrelated" to the Company by TSX guidelines - which state an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

The Board meets at least quarterly to carry out its duties and members of the board who are not management meet on an informal basis during the year to discuss the Company's progress and management.

Board Committees

The Board currently has two standing committees: the Audit Committee and the Corporate Governance and Compensation Committee.

Audit Committee

The Company's Audit Committee is comprised of four (4) directors: Messrs. Nixon (Chair), Crump, Doninelli and MacDonald (each of whom is independent and an "unrelated" director).  Dr. MacDonald will not be seeking re-election to the board at this Annual General Meeting.  Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Nixon has an accounting designation and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company's annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company's external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.  The "Audit Committee Mandate" is attached to this Circular as Schedule "B".

During fiscal 2003, the Audit Committee met four (4)  times to carry out its responsibilities.  The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

As part of its oversight of the Company's financial position, the committee reviewed and discussed with both management and the Company's external auditors the annual financial statements, and with management the quarterly financial statements, prior to their issuance.  Management advised the Audit Committee in each case that all financial statements were prepared in accordance with generally accepted accounting principles, and reviewed significant accounting issues with the committee.

The Audit Committee also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).  During 2003, the Company paid KPMG LLP $86,000 for audit service, $19,650 for audit related services and $59,950 for taxation services.

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company's audited financial statements in the Company's annual report for the fiscal year ended December 31, 2003.

DECISIONS REQUIRING BOARD APPROVAL

In general, the Company's management operates the business on a day-to-day basis. The Board approves the annual budget and strategic plans and reviews the performance of senior management against those standards.  In addition, the Board approves all major acquisitions, dispositions, financings, both debt and equity, and changes in the structure of the Company. The Board also determines the responsibility and compensation of the Chief Executive Officer based on the recommendations of the Corporate Governance and Compensation Committee. The Board appoints the officers of the Company. The Directors also determine the directors' compensation and consider the declaration of dividends.

RECRUITING OF NEW DIRECTORS

If vacancies occur on the Board, the Board as a group considers replacements, reviews the qualifications of prospective members, and determines their relevance, taking into consideration the current Board composition and the skills required to round out the capabilities of the Board and makes recommendation to the board for approval.

MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

Management has been asked to make the Board aware on an ongoing basis of any significant shareholder concerns communicated to management.  The Company assigns an employee to respond to shareholder inquiries and to direct appropriate matters to senior management.  Senior management will meet with shareholders to discuss their concerns where appropriate.

THE BOARD'S EXPECTATION OF MANAGEMENT

The Board expects management to operate the Company in accordance with good, prudent business practices. Management is expected to report to the Board on financial and operating matters and to make the Board aware of all important issues and major business developments. The Board also expects management to find new business opportunities for business acquisitions and expansion and to make the appropriate reports to the Board regarding those opportunities.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The 2003 premiums for directors' and officers' liability insurance coverage, in the amount of $10,000,000, amounted to $350,000.  The premiums for the same level of insurance for 2004 have decreased to $325,000.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

DATED at Vancouver, British Columbia, this 9th day of April 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Troy Bullock"

Chief Financial Officer and Secretary

SCHEDULE A

Toronto Stock Exchange  ("TSX") Proposed Corporate Governance Guidelines

Compliance Table

	TSE Corporate Governance Committee Guidelines	Does the Company Conform?	Comments
1	The Board should explicitly assume responsibility for stewardship of the Company specifically for:	Yes	The Board has implemented a clear statement of authorities outlining managements authority levels and requiring Board approval on significant decisions.
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Governance and Compensation Committee monitors the performance of senior management, and is responsible for succession planning generally.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes

The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financials matters.  The Board, through management, has established internal control and management information systems with respect to other operational matters.

2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Only Cameron Hunter, the President & CEO, and Troy Bullock the CFO are related.
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes

Only Cameron Hunter, the President & CEO, and Troy Bullock the CFO are related.

No Director will qualify as unrelated unless the Board affirmatively determines that the Director has no material relationship with the Company. A material relationship will include but is not limited to:
  - Employment by the company within the last 5 years
  - Receiving any fees for services (outside normal board remunerations)
  - Immediate family of an officer
  - Controlling shareholder of the company
  - Executive of a related company
  - Significant shareholders, board members or executive of a:
       - competing company
       - supplying company
       - distributing company
       - representing company

4.	Appoint a committee responsible for appointment/assessment of directors Composed exclusively of non-management directors, the majority of whom are unrelated	Yes	The unrelated Board members assess the performance and qualification of directors and assess and recommend potential nominees to the Board.
5	Implement a process for assessing the effectiveness of the Board, its committee and directors	Yes	The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management.
6	Provide orientation and education programs for new directors	Yes	The Board provides ad hoc orientation for new directors.
7	Consider reducing size of the Board, with view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time.
8	Review compensation of directors in light of risks and responsibilities	Yes	The Board as a whole considers the compensation of directors periodically and brings the resulting suggestions to the Board for its consideration.
9.a.	Committees should generally be composed of non-management directors	Yes	All Board committees are composed entirely of non- management directors
9.b.	Majority of committee members should be unrelated	Yes	All Board committees are composed of a majority of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	Yes

The Corporate Governance Committee has the mandate to
review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.

11.a.	Define limits to management's responsibilities by developing mandates for:
	i) the Board	Yes	There is a specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management. All Board committees are comprised solely of non-management members.
13.a.	Establish an audit committee with a specifically defined mandate	Yes

The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required and meet with outside auditors independently of management. The audit committee charter is included in Schedule "D" of this Circular.

13.b.	All members should be non-management directors	Yes
14	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	Yes	The Company has implemented a system that enables individual director to engage outside advisors at the Company's expense

SCHEDULE B

Norsat International Inc.

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Norsat International Inc. (the "Company") is to assist the Board in achieving its oversight responsibilities with respect to the Company particularly with regards to financial reporting and performance.  The Committee shall be governed by this Charter.

Organization

The Committee shall be composed of not less than three Independent Directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Definition of What Constitutes Independence for Directors

No director will qualify as independent unless the board of directors affirmatively determines that the director has no material relationship with the Company.  Independent Directors are encouraged to limit the number of other boards on which they serve, taking into account potential board attendance, participation and effectiveness on these boards.  Independent Directors should also advise the Chairman of the Board and the Chairman of the Audit Committee in advance of accepting an invitation to serve on another board.  Independent Directors, may not receive any compensation for services excluding normal course board remuneration.

No director will qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. A material relationship will include but is not limited to:

  Employment by the company within the last 5 years

  Receiving any fees for services (outside normal board remunerations)

  Immediate family of an officer

  Controlling shareholder of the company

  Executive of a related company

  Significant shareholders, board members or executives of a:

a)

competing company;

b)

supplying company;

c)

distributing company; or

d)

representing company.

Statement of Policy

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate reports of the corporation.  In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial management of the corporation.

Responsibilities

 In carrying out its responsibilities, the Committee shall: (a) review the Company's annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company's auditors; (b) review on an annual basis the independence of the Company's auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company's internal controls over financial reporting; (e) at the request of the Board, review the Company's other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

Procedures

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

  Annually, review with management and recommend to the Board the appointment of independent auditors of the corporation, its divisions and subsidiaries.

  Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

  Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, information technology controls, security and other matters relating to the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.  Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.

  Review the internal audit function of the corporation including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

  Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

  Prior to their release, review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders.  Any changes in accounting principles should be reviewed.

  Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present.  Among the items to be discussed in these meetings are the independent auditors' evaluation of the corporation's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

  Review accounting and financial human resources and succession planning within the company.

  The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder.  Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with management, discussed the required items with the independent accountants and auditors, and received the written report from the auditors regarding their independence.  Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Annual Review of Audit Committee Structure and Membership. The Board shall annually review the structure and membership of the Committee and shall take such action as may be necessary to ensure that the structure and membership of the Committee meets the requirements set forth in this Charter.

Annual Review and Reassessment of Charter.  At its annual meeting, the Board shall review and reassess the adequacy of this Charter and shall make such modifications or amendments to this Charter as the Board shall deem necessary or desirable.  Nothing herein shall prevent the Board from adopting standards, policies, procedures and responsibilities beyond those set out in this Charter.

*                    *                    *                    *

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF NORSAT INTERNATIONAL INC. (the "Company")

TO BE HELD AT **The Sutton Place Hotel**
845 Burrard Street
Vancouver, B.C. Canada

ON **Wednesday, May 19th, 2004, AT 2:00 PM Pacific Standard Time**

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Cameron Hunter, a Director of the Company, or failing this person, Troy Bullock, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at Six (6)	______	______
		For	Withhold
2.	To elect as Director, Kenneth Crump	______	______
3.	To elect as Director, Brian Nixon	______	______
4.	To elect as Director, Gaetano Manti	______	______
5.	To elect as Director, Ugo A. Doninelli	______	______
6.	To elect as Director, Cameron Hunter	______	______
7.	To elect as Director, Troy Bullock	______	______
8.	To appoint KPMG LLP as Auditors of the Company	______	______
		For	Against
9.	To authorize the Directors to fix the auditors' remuneration	______	______
10.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____

Please Print Name: ____

Date: ____

Number of Shares Represented by Proxy: ____

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by April 28, 2004.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524